HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

April 28, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

According to the Bank's Board of Directors' decision dated 27.04.2004 and numbered 2107, Garanti Bank's capital was increased by 45.97869% from TL822,037,812,602,365 to TL1,200,000,000,000,000.- under the registered capital ceiling of TL1 quadrillion. Of the TL377,962,187,397,635 increase, TL20,515,655,675,813 was covered from the sale of the Bank's real estates, TL6,946,912,851,007 was covered from the sale of participations and TL350,499,618,870,815 was covered from extraordinary reserves. The Head Office had been authorized to distribute the shares representing this capital increase in the form of bonus shares to the Bank's shareholders.

Yours Sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

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